UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C. 20549

                                          ------------

                                         SCHEDULE 13G/A

                              Under the Securities Exchange Act of 1934
                                         (Amendment No. 3)

                                         Radiologix, Inc.
                                 ----------------------------
                                         (Name of issuer)

                             Common Stock, $0.0001 par value per share
                             -----------------------------------------
                                    (Title of class of securities)
                                           75040K109
                                   -------------------------------
                                          (CUSIP number)

                                           May 29, 2002
                          -----------------------------------------------
                      (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                                |_| Rule 13d-1 (b)
                                                |X| Rule 13d-1 (c)
                                                |_| Rule 13d-1 (d)

CUSIP No. 75040K109



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corp.
     ---------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) |_|
                     (b) |_|

3        SEC USE ONLY

     ---------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
     ---------------------

NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0

BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      2,048,809

EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0

PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      2,048,809

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,048,809*
     ---------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES           |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.1%**
     ---------------------
12       TYPE OF REPORTING PERSON

         HC, CO
     ---------------------

* Included in this figure are the securities reported by DB Capital Partners SBIC, L.P. on the following cover page.

** Included in this percentage is the percentage of securities reported by DB Capital Partners SBIC, L.P. on the following cover page.

CUSIP No. 75040K109




   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners SBIC, L.P.
     -------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) |_|
                 (b) |_|

   3     SEC USE ONLY

     ---------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
     ---------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       0

BENEFICIALLY OWNED BY                  SHARED VOTING POWER
                                 6     2,048,809

EACH                                   SOLE DISPOSITIVE POWER
REPORTING                        7     0

PERSON WITH                            SHARED DISPOSITIVE POWER
                                 8     2,048,809

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,048,809
     ---------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES               |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.1%
     ---------------------
  12     TYPE OF REPORTING PERSON

         PN
     ---------------------

CUSIP No. 75040K109



Item 1(a).        Name of Issuer:

                  Radiologix, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 3600 Chase Tower, 2200 Ross Avenue, Dallas, Texas, 75201.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Taunus Corp. ("Taunus") and DB Capital Partners SBIC, L.P. ("DBCP") (Taunus and DBCP together, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of Taunus is 31 West 52nd Street, New York, New York, 10019.

                  The principal place of business of DBCP is 31 West 52nd Street, New York, New York, 10019.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock $0.0001 par value per share (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)    |_|  Broker or dealer registered under section 15 of
                             the Act;

                 (b)    |_|  Bank as defined in section 3(a)(6) of the Act;

                 (c)    |_|  Insurance Company as defined in section 3(a)(19)
                             of the Act;

                 (d)    |_|  Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    |_|  An investment adviser in accordance with Rule
                             13d-1 (b)(1)(ii)(E);

                 (f)    |_|  An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    |_|  A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    |_|  A savings association as defined in section 3(b)
                             of the Federal Deposit Insurance Act;

                 (i)    |_|  A church plan that is excluded from the
                             definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check
             this box. |X|

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           Each of the Reporting Persons owns the amount of the
                  Common Stock as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting Persons owns the percentage of
                  the Ordinary Shares as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each of the Reporting Persons has the sole
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the sole
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The Common Stock was acquired by DBCP, which is an indirect wholly-owned subsidiary of Taunus.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2002



                                                TAUNUS CORP.



                                      By: /s/       James T. Byrne, Jr.
                                         ---------------------------------
                                          Name:   James T. Byrne, Jr.
                                          Title:  Secretary

                                  EXHIBIT 2



                    Consent of DB Capital Partners
SBIC, L.P.


                  The undersigned agrees that the Schedule 13G executed by Taunus Corp. to which this statement is attached as an exhibit is filed on behalf of Taunus Corp. and DB Capital Partners SBIC, L.P. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  May 31, 2002



                             DB Capital Partners SBIC, L.P.



                             By:  /s/      Heide Silverstein
                                 -------------------------------
                                 Name:   Heide Silverstein
                                 Title:  Secretary